UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 1, 2011**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

Cleco Corporation ("Cleco") is reaffirming its 2011 consolidated operational earnings in the range of $2.25 - $2.35 per diluted share. The 2011 consolidated operational earnings estimate assumes normal weather and excludes adjustments related to company- and trust-owned life insurance policies and the expected gain in the range of $0.53 - $0.59 per diluted share relating to the pending Acadia Unit 2 transaction discussed below. The foregoing information is being furnished, not filed, for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liabilities under that section. Accordingly, such information will not be incorporated by reference into any registration statement filed by Cleco under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this Item 7.01 is not intended to, and does not, constitute a determination or admission by Cleco that the information in this Item 7.01 is material or complete, or that investors should consider this information before making an investment decision with respect to any security of Cleco or of any of its subsidiaries, including Cleco Power LLC ("Cleco Power").

Item 8.01   Other Events.

Acadia Power Partners, LLC ("APP") expects the sale of Acadia Unit 2 and half of Acadia Power Station's related common facilities, pursuant to an October 2009 purchase and sale agreement with Entergy Louisiana, LLC to be completed during the second quarter of 2011. Acadia Unit 2 is a 580-megawatt generating unit located near Eunice, Louisiana. Cleco indirectly owns 50 percent of APP through its Cleco Midstream Resources LLC subsidiary.

Acadia Power Station consists of two 580-megawatt combined-cycle natural gas generating units. In a separate transaction that closed in February 2010, Cleco Power, a wholly owned subsidiary of Cleco, acquired Acadia Unit 1 and 50 percent of Acadia Power Station's common assets from APP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: April 1, 2011   By: /s/ R. Russell Davis
                                              R. Russell Davis
                                              Vice President of Investor Relations and Chief Accounting Officer